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                                                   This filing is made pursuant
                                                        to Rule 424(b)(3) under
                                                          the Securities Act of
                                                        1933 in connection with
                                                     Registration No. 333-52484



VESTIN FUND II LLC RELEASES OCTOBER RESULTS

--Nov. 5, 2001--Vestin Mortgage Inc., a subsidiary of Vestin Group Inc. (Nasdaq:VSTN - news) and the manager of Vestin Fund II LLC (the "company"), today announced that as of Oct. 31, 2001, the company has raised in excess of $72,800,000 and has 37 mortgage loans in its portfolio totaling approximately $68,900,000.

The average maturity of these loans was 12 months, with an average interest rate of 13.51 percent per annum. The company distributed to its 1,389 unit holders a weighted average interest rate yield of 13.35 percent for the month of October. For the four months ended Oct. 31, 2001, the company distributed to its unit holders a weighted average per annum interest rate yield of 13.41 percent.

Vestin Group Inc., through its lending division, is one of the nation's largest private lenders. Its subsidiary, Vestin Mortgage, is a Las Vegas-based commercial mortgage broker. Vestin Mortgage has facilitated more than $530 million in the last three years in lending transactions. Through its subsidiary Vestin Mortgage, Vestin Group manages two funds, Vestin Fund I LLC, a $100 million mortgage fund, and Vestin Fund II LLC, a $500 million mortgage fund.